E.K. WALLACE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Investment banking	$ -
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	3,531
Professional services	19,567
Occupancy and equipment	8,640
Licenses and registration	1,936
Insurance	705
IT, data and communications	536
Other expenses	76
Total expenses	34,991
NET LOSS	$ (34,991)

See accompanying notes.